UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                         Texas Rare Earth Resources Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   882672108
                                 (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 882672108

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Highline Capital Management, L.L.C.
	     13-3929520

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             New York, United States

       5.    Sole Voting Power: 3,689,369 (See Item 4)
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 3,689,369 (See Item 4)
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             3,689,369 (See Item 4)

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.99%

       12.   Type of Reporting Person (See Instructions) IA


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                               CUSIP No. 882672108

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Jacob Doft

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 3,689,369 (See Item 4)
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 3,689,369 (See Item 4)
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             3,689,369 (See Item 4)

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.99%

       12.   Type of Reporting Person (See Instructions) HC

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Item 1. (a)  Issuer: Texas Rare Earth Resources Corp.

        (b)  Address of Issuer's Principal Executive Offices:

	     304 Inverness Way South, Suite 365
             Englewood, Colorado 80112

Item 2. (a)  Name of Person Filing:

             Highline Capital Management, L.L.C.
	     Jacob Doft

        (b)  Address of Principal Business Offices:

             One Rockefeller Plaza, 30th Floor
             New York, New York 10020

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person.

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number: 882672108


Item 3. Highline Capital Management, L.L.C. is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E). Jacob Doft is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         The Reporting Persons may be deemed to be the beneficial owners of 3,689,369 shares of common stock, which includes warrants to purchase 1,189,369 shares of common stock (the "Warrants"). The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by Highline Capital Management, 3,689,369, by 36,930,629, the number of shares outstanding at December 31, 2011, 35,741,260, plus 1,189,369, the number of shares that could be acquired if certain Warrants were exercised.

         The Warrants contain an issuance limitation on their exercise that prohibit the holder from exercising the warrants to the extent that such exercise would result in the beneficial ownership by such holder of more than 9.99% of the number of the shares outstanding immediately after giving effect to the issuance of shares upon exercise of the warrants (the "Blocker Provisions").

         As a result of the Blocker Provisions, as of the date hereof, 1,210,631 shares that would otherwise be issuable upon exercise of the Warrants may not be so issued, and therefore are not included in the beneficial ownership calculations reported herein.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
	 Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012
                                       Highline Capital Management, L.L.C.

                                       By: /s/ Michael Klarman
                                       --------------------------
                                       Name:  Michael Klarman
                                       Title: Chief Financial Officer

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft

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			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated February 14, 2012, (the "Schedule 13G"), with respect to the Common Stock, of Texas Rare Earth Resources Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2012.

    				       Highline Capital Management, L.L.C.

                                       By: /s/ Michael Klarman
                                       --------------------------
                                       Name:  Michael Klarman
                                       Title: Chief Financial Officer

                                       By: /s/ Jacob Doft
                                       --------------------------
                                       Name:  Jacob Doft

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		    Statement of Control Person

The Statement on this Schedule 13G dated February 14, 2012 with respect to the Common Stock of Texas Rare Earth Resources Corp. is filed by Jacob Doft in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively,as control person (HC) of Highline Capital Management, L.L.C.

Highline Capital Management, L.L.C. files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisor (IA).

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